Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP COMPLETES INCREASE TO ITS TERM FACILITY

Valcourt, Quebec, July 23, 2019 – BRP (TSX:DOO; NASDAQ:DOOO) announced today that in connection with its previously announced intention to increase the size of its term facility, it has completed today certain amendments to the agreement governing its existing US dollar-denominated term facility. The amendments provide for a new US$335 million tranche of term loans for a total amount of term loans outstanding as of today of US$1,228,250,000. The new term loan tranche bears interest at a rate of 250 basis points over LIBOR, with a LIBOR floor of 0 basis points.

The proceeds of the new term loan tranche of US$335 million are expected to be used to fund the substantial issuer bid completed today, pay related fees and expenses and for general corporate purposes. The term facility maturity remains unchanged at May 23, 2025.

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of $5.2 billion from over 120 countries, our global workforce is made approximately of 12,500 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release, including, but not limited to, statements relating to the expected use of proceeds of the new term loan tranche, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP or the powersports industry to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 21, 2019.

PRESS RELEASE For immediate distribution

For media enquiries:	For investor relations:

Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.732.7092 medias@brp.com	Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com